Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-224749

January 21, 2020

TARGET CORPORATION

2.350% Notes due 2030

Issuer:	Target Corporation (“Issuer”)

Type of Offering:	SEC registered (No. 333-224749)

Trade Date:	January 21, 2020

Settlement Date (T+5):	January 28, 2020

Listing:	None

Long-term Debt Ratings:	Moody’s, A2; S&P, A; Fitch, A-

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Title of Securities:	2.350% Notes due 2030 (the “Notes”)

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	February 15, 2030

Benchmark Treasury:	UST 1.750% due November 15, 2029

Benchmark Treasury Price and Yield:	99-26; 1.771%

Spread to Benchmark Treasury:	0.60% (plus 60 basis points)

Yield to Maturity:	2.371%

Coupon (Interest Rate):	2.350% per annum

Price to Public (Issue Price):	99.813% of principal amount, plus accrued interest, if any, from the Settlement Date

Net Proceeds to Issuer:	$745,222,500 (before transaction expenses)

Interest Payment Dates:	Semi-annually on February 15 and August 15, beginning on August 15, 2020

Optional Redemption:

The Notes may be redeemed at the Issuer’s option on at least 10 days’, but no more than 45 days’, prior written notice mailed (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the Notes to be redeemed, either in whole at any time or in part from time to time prior to November 15, 2029 (three months prior to the maturity date of the Notes, the “Par Call Date”), at a redemption price for the Notes to be redeemed on any redemption date equal to the greater of the following amounts:

• 100% of the principal amount of the Notes being redeemed on the redemption date; or

•                  the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the Notes being redeemed on that redemption date matured on the Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate, plus 10 basis points;

plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

In addition, the Issuer may redeem all or part of the Notes on at least 10 days’, but no more than 45 days’, prior written notice mailed (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the Notes to be redeemed, at any time or from time to time on and after the Par Call Date, at its option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

CUSIP/ISIN:	87612E BJ4 / US87612EBJ47

Joint Book-Running Managers:	BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC

Senior Co-Managers:	U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, HSBC Securities (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC

Co-Managers:	Fifth Third Securities, Inc., SMBC Nikko Securities America, Inc., Academy Securities, Inc., Loop Capital Markets LLC and Samuel A. Ramirez & Company, Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about January 28, 2020, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, by calling Deutsche Bank Securities Inc. at 1-800-503-4611 and by calling Goldman Sachs & Co. LLC at 1-866-471-2526.